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                        [Rutan & Tucker, LLP Letterhead]






                                  June 10, 2008



VIA FEDEX AND EDGAR CORRESPONDENCE

Russell Mancuso, Esq.
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

         Re:      Strasbaugh
                  Registration Statement on Form S-1
                  Filed on June 10, 2008
                  File No. 333-144787

Dear Mr. Mancuso:

         This letter responds to the comments contained in your letter dated May 9, 2008 relating to Strasbaugh (the "Company"), a copy of which letter is enclosed for your convenience.

         The enclosed clean and marked-to-show-changes copies of Form S-1/A (Amendment No. 5 to Form SB-2), Reg. No. 333-144787 (the "Registration Statement"), contain revisions that are directly in response to your comments. We have reproduced below in bold font each of your comments set forth in your letter of May 9, 2008, together with our responses in regular font immediately following each reproduced comment. Our responses in this letter correspond to the numbers you placed adjacent to your comments in your letter. The page numbers referenced below correspond to the marked versions of the Registration Statement enclosed herewith.

BECAUSE CERTAIN ACTION TAKEN BY OUR PRIOR BOARD.., PAGE 12

1. WE NOTE THAT YOUR RESPONSE TO THE FIRST BULLET POINT ON PRIOR COMMENT 2 IS BASED ON THE BELIEF OF "THE COMPANY." PLEASE ASK YOUR COUNSEL TO PROVIDE US ITS OPINION REGARDING THE ISSUE RAISED. ALSO CLARIFY WHAT THE LEGAL STATUS OF THE SHARES AND RIGHTS OF SHAREHOLDERS WOULD BE IF AUTHORITIES SUBSEQUENTLY CONCLUDE THAT THE DIVIDEND WAS A DISTRIBUTION OF ASSETS PURSUANT TO THE ELECTION.

         We have had several telephonic discussions with Mr. Mumford of the Staff regarding your comment and have been advised that an opinion letter of this firm is not required. Rather, it is our understanding that the Staff has requested that we provide the Staff with a better understanding of how we, as

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Russell Mancuso, Esq.
June 10, 2008
Page 2


counsel to the Company, have been able to conclude that the various actions taken by the Company's board of directors (the "Board") in connection with the revocation of the election to dissolve were consistent with California law, including the declaration of an extraordinary dividend after the commencement of the election to dissolve and before the shareholders revoked the election.

         As you know, the Registration Statement contains, at Exhibit 5.1, a legal opinion of this firm wherein we opine that the shares of common stock underlying the Company's Series A Preferred Stock and warrants (collectively, the "Transaction Securities"), when issued and paid for pursuant to the terms of the Transaction Securities will be "legally issued." As we have discussed in previous response letters, in order for us to issue such an opinion, it is necessary for us to conclude that the Company had the power to issue the Transaction Securities under California law. SEE "BUS. LAW SECTION, STATE BAR OF CAL., CALIFORNIA OPINION REPORTS" 29-42 (Jan. 2002).

         Subject to compliance with other provisions of the California General Corporation Law (the "CGCL"), Section 207 of the CGCL generally provides that a corporation has the power to issue shares. On June 3, 2005, the Company's shareholders approved a plan of dissolution, and thereby commenced a voluntary election to wind up and dissolve the Company pursuant to Section 1900 of the CGCL (the "Election"). As a result, the Company became subject to the provisions contained in Section 1903(c) of the CGCL. Section 1903(c) of the CGCL states that "when a voluntary proceeding for winding up has commenced, a corporation shall cease to CARRY ON BUSINESS except to the extent necessary for the beneficial winding up thereof and except during such period as the board may deem necessary to preserve the corporation's goodwill or going concern value pending a sale if its business or assets, or both, in whole or in part." (Emphasis added.) Thus, under Section 1903(c) of the CGCL, once the Company had commenced dissolution proceedings, it could not "carry on business except to the extent necessary for the beneficial winding up [of the Company]" until the Election was properly revoked pursuant to Section 1902 of the CGCL.

         Under Section 1902 of the CGCL, a voluntary election to wind up and dissolve may be revoked by the vote of shareholders holding shares representing a majority of the voting power of a corporation upon the filing of a certificate with the California Secretary of State (the "Secretary of State") that sets forth, in relevant part, that no assets have been distributed "pursuant to" such election. Once an election to wind up and dissolve is properly revoked, the limitations on a corporation's power to conduct business contained in Section 1903(c) of the CGCL are no longer applicable and, as such, a corporation will have all the powers of a California corporation, including the power to issue shares. With respect to the Company, the Election would have been properly revoked under Section 1902 of the CGCL if (i) the Company had not made any distribution of assets "pursuant to" the Election, and (ii) shares representing a majority of the voting power of the Company approved revocation of the Election. Because a majority of the Company's voting power approved the

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Russell Mancuso, Esq.
June 10, 2008
Page 3


revocation of the Election (the "Revocation"), the only question with respect to
Section 1902 of the CGCL is whether the distributions made by the Company were made "pursuant to" the Election.

         A. THE ELECTION WAS PROPERLY REVOKED BECAUSE THE COMPANY DID NOT MAKE A DISTRIBUTION PURSUANT TO THE ELECTION.

         In our letter to the Staff dated March 24, 2008, we discussed in detail the reasons why we believe that the Company did not make any distributions "pursuant to" the Election before the Revocation. As you know, the Company declared an extraordinary dividend before effecting the Revocation. You have now asked us whether the Board had the legal authority to declare this extraordinary dividend. As discussed above, once the Company commenced a voluntary election to dissolve, the Company's actions were restricted by the provisions of Section 1903(c) of the CGCL until the Election was properly revoked. California law does not address whether the term "carry on business" encompasses the declaration of an extraordinary dividend. Further, a review of applicable California statutory and case law has not revealed law which states that a corporation that has commenced dissolution proceedings is (i) prohibited from declaring an extraordinary dividend or (ii) only permitted to declare dividends "pursuant to" an election.

         Under Section 1902 of the CGCL, in order to properly revoke an election to wind up and dissolve, a corporation must file a certification by an officer of the corporation which states that "no assets have been distributed PURSUANT TO the election." (Emphasis added.) If a corporation could only make distributions "pursuant to" an election after commencing dissolution proceedings, requiring an officer to certify that the corporation had not made a distribution "pursuant to" the election, as opposed to requiring an unqualified certification that the corporation had not made any distributions at all, is unnecessary and redundant. Thus, while California law does not specifically state that an extraordinary dividend may be declared after an election to wind up and dissolve is made, it is logical to conclude that a corporation is allowed to make distributions that are NOT "pursuant to" such election (e.g., an extraordinary dividend).

         Section 2001 of the CGCL sets forth the powers and duties of directors and officers after commencement of a dissolution proceeding. Although the power to declare an extraordinary dividend is not included among the powers specifically enumerated in Section 2001 of the CGCL, the prefatory paragraph to
Section 2001 specifically states that the powers and duties "include, but are not limited to," those actions described in Section 2001. Therefore, given (i) the fact that it appears that a corporation can make distributions other than "pursuant to" an election to wind up and dissolve after commencing dissolution proceedings, (ii) the broad language contained in Section 2001, and (iii) the absence of any binding law or case authority standing for the proposition that the declaration of an extraordinary dividend by a corporation during the time the corporation is in dissolution is improper, we believe that the Board had the power to declare an extraordinary dividend after the Election and before the Revocation. Accordingly, we believe that the Election was properly revoked in accordance with Section 1902 of the CGCL.

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Russell Mancuso, Esq.
June 10, 2008
Page 4


         B. THE ELECTION WAS PROPERLY REVOKED BECAUSE THE CERTIFICATE OF REVOCATION WAS ENDORSED BY THE SECRETARY OF STATE.

         "Upon receipt of any instrument by the Secretary of State for filing, if it conforms to law, it is filed by, and in the office of the Secretary of State and the date of filing endorsed thereon." Cal. Corp. Code ss. 110 (2008). If, however, the Secretary of State determines than an instrument submitted for filing does not conform to law, the instrument is returned and may be resubmitted along with a written opinion of a member of the State Bar of California to the effect that the specific provision of the instrument objected to by the Secretary of State does conform to law. ID. If an instrument is resubmitted with an opinion, the Secretary of State must rely, with respect to any disputed point of law, upon that written opinion in determining whether the instrument conforms to law. ID.

         The certificate of election to wind up and dissolve (the "Certificate of Election") was filed by the Company and endorsed by the Secretary of State on May 8, 2007. The certificate of revocation of election to wind up and dissolve (the "Certificate of Revocation") was filed by the Company and endorsed by the Secretary of State on May 9, 2007 (i.e., only one day after the filing of the Certificate of Election). The Certificate of Revocation was not rejected by the Secretary of State. Because the Certificate of Revocation has been endorsed by the Secretary of State, we and others are allowed to rely on its presumptive conformity with California law. Therefore, although we believe that the actions of the Board in connection with the extraordinary dividend and the Revocation conform with California law, we can also rely on the endorsed Certificate of Revocation in making our determination that the Election was properly revoked.

         Because the Election was properly revoked, any actions taken by the Company after the Revocation, including the issuance of the Transaction Securities, were not affected by the Election and the restrictions contained in
Section 1903(c) of the CGCL were not applicable to the Company or the Board. As a result, we are of the opinion that the Company had the power to issue the Transaction Securities.

         Although we have concluded that the extraordinary dividend declared prior to the Revocation was not a distribution "pursuant to" the Election, you have asked us to clarify what the legal status of the Transaction Securities (including the shares of common stock underlying the Transaction Securities which are the subject of the Registration Statement) and the rights of the shareholders would be if authorities subsequently conclude that the extraordinary dividend was in fact a distribution "pursuant to" the Election.

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Russell Mancuso, Esq.
June 10, 2008
Page 5


         If the extraordinary dividend was a distribution "pursuant to" the Election, the shareholders of the Company would not have had the authority to revoke the Election and the Company's actions would have been restricted by
Section 1903(c) of the CGCL. California law does not address whether the term "carry on business" encompasses the issuance of shares. As discussed above, a review of applicable California statutory and case law has not revealed any binding authority stating that a corporation does not have the authority to issue stock after the initiation of dissolution proceedings. Assuming, however, that the Company did not have the authority to issue the Transaction Securities, we have found some precedent concerning the potential legal status of the Transaction Securities.

         Under Section 208 of the CGCL, "any contract or conveyance made in the name of a corporation which is authorized or ratified by the board, . . . except as the board's authority is limited by law other than this division, binds the corporation . . ." with respect to such third party. Case law decided under the precursor to Section 208 of the CGCL holds that unauthorized actions that bind a corporation, such as the issuance of shares when the corporation has no authority to do so, may be challenged in the courts, for example on the basis of fraud. MARY PICKFORD CO. V. BAYLY BROS., INC., 12 Cal. 2d 501 (Cal. 1939). In MARY PICKFORD and related cases, the California courts have indicated that stock that is issued by a corporation when that corporation has no authority to issue such stock is void.

         However, as discussed above and in previous response letters, our legal review has not revealed any reason to suggest that the Company did not have the power to issue the Transaction Securities, and based in part on that determination and the legal analysis set forth above, we have issued our opinion as to the valid legal issuance of the shares of common stock underlying the Transaction Securities. Further, we believe that the likelihood of any person, whether a shareholder of the Company or governmental body, challenging the validity of the Transaction Securities to be remote. Accordingly, we and the Company have concluded that the inclusion of a risk factor in the Registration Statement concerning this issue is not appropriate.

         Finally, we note that our legal analysis with respect to the issues discussed above included extensive legal research conducted by attorneys in this firm as well as numerous internal discussions among several partners within the corporate and trial sections of this firm. In addition, we have had a conversation with a senior official at the Secretary of State's office who, in addition to having extensive legal experience at the office of the Secretary of State, has also had extensive experience at the California Department of Corporations. This senior official has advised us that in his view, the Board had the power to issue the extraordinary dividends prior to the revocation of the Election. In addition, we were advised by such senior official that the likelihood of the Secretary of State re-examining any filing made by a company and accepted by the Secretary of State, including those filings made by the Company, is extremely remote.

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Russell Mancuso, Esq.
June 10, 2008
Page 6


2. WE NOTE YOUR RESPONSE TO THE SECOND BULLET POINT OF PRIOR COMMENT 2. TO FULLY EXPLAIN THE HISTORY AND CIRCUMSTANCES RELATED TO THIS RISK, PLEASE DIRECTLY DISCLOSE THE ISSUES CREATED BY THE PRESS RELEASE, INCLUDING THE TAX IMPLICATIONS. PLEASE PRESENT THE ISSUES AS SEPARATE RISK FACTORS AS APPROPRIATE.

         The Company has added a risk factor on page __ of the Registration Statement to include disclosure relative to the issues created by the press release, including the tax implications.

3. PLEASE EXPAND YOUR RESPONSE TO PRIOR COMMENT 3 TO PROVIDE YOUR ANALYSIS SUPPORTING YOUR CONCLUSION THAT THE WARRANTS ARE NOT AND WILL NOT BE ELIGIBLE TO BE SOLD IN RELIANCE ON RULE 144.

         Contrary to our response to prior comment 3 in our letter dated April 24, 2008, we acknowledge that the warrants, as restricted securities, may be eligible for sale in reliance on Rule 144. However, as we discussed in telephone conversations with Mr. Mumford and in our letter dated March 24, 2008, the Company has the authority to require the holder of a warrant who is requesting removal of a restricted securities legend to provide the Company with a legal opinion, reasonably acceptable to the Company, to the effect that THE WARRANT AND THE SECURITIES UNDERLYING THE WARRANT are eligible for sale under Rule 144. Because a situation may arise where a warrant may be transferred by the holder to a transferee and then exercised by such transferee in the absence of an exemption from the registration requirements of the Securities Act if the warrant did not contain a restricted securities legend, we have concluded that it is not possible for anyone to provide the Company with a legal opinion that is "reasonably acceptable" to the Company to the effect that the restricted securities legend may be removed from the warrants. As further discussed in our letter dated March 24, 2008, the Company has ensured that warrants will always contain a restricted securities legend, and that such legended warrants will not be exercised, or otherwise offered or sold, if an exemption from the registration requirements of the Securities Act is unavailable with respect to such exercise, offer or sale.

         Additionally, to clarify its position on this point, the Company intends to send a letter to each of the selling security holders, in the form attached hereto as EXHIBIT A, prior to effectiveness of the Registration Statement.

4. WE NOTE YOUR RESPONSE TO THE SECOND BULLET POINT OF PRIOR COMMENT 3; HOWEVER, RESPONSE SIX OF YOUR LETTER DATED MARCH 24, 2008 STATES THAT YOUR WARRANTS CONTAIN A PROVISION THAT ALLOWS THE LEGEND TO BE REMOVED "PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT." THEREFORE, WE REISSUE THE COMMENT.

         The Company is not obligated pursuant to the Registration Rights Agreement, dated May 24, 2007, or otherwise, the register for resale the warrants. As such, the Company has not and will not at any time in the future file a registration statement with the Commission seeking to register for resale

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Russell Mancuso, Esq.
June 10, 2008
Page 7


any of the warrants. Additionally, to clarify its position on this point, the Company intends to send a letter to each of the selling security holders, in the form attached as EXHIBIT A, prior to effectiveness of the Registration Statement.

INDEX TO FINANCIAL STATEMENTS, PAGE F-1

5. WE WILL REVIEW YOUR RESPONSE TO PRIOR COMMENT 4 WHEN YOU FILE YOUR REVISED REGISTRATION STATEMENT.

         The Registration Statement has been revised to include audited financial statements for the years ended December 31, 2007 and 2006, and unaudited financial statements for the quarterly periods ended March 31, 2008 and 2007.

         If you have any questions regarding the foregoing, please call me at
(714) 641-3450.

                                              Sincerely yours,

                                              RUTAN & TUCKER, LLP


                                              /s/ Larry A. Cerutti
                                              Larry A. Cerutti

LAC:jss
cc:      Jay Mumford, Esq. (via FEDEX, w/enc.)
         Ms. Tara Harkins (via FEDEX, w/enc.)
         Mr. Chuck Schillings (via electronic mail, w/enc.)
         Mr. Richard Nance (via electronic mail, w/enc.)
         Mr. Fred Furry (via electronic mail, w/enc.)

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                                    EXHIBIT A

                   FORM OF LETTER TO SELLING SECURITY HOLDERS



         Re:      Warrants

Dear ______________:


         As you know, Strasbaugh (the "Company") is in the process of registering for resale under the Securities Act of 1933, as amended (the "Securities Act"), shares of the Company's common stock underlying the Company's preferred stock and warrants you purchased pursuant to the terms of the Securities Purchase Agreement dated May 24, 2007 between you, the Company and certain other parties (the "Purchase Agreement").

         In our discussions with the Staff of the Securities and Exchange Commission ("SEC"), we have been asked by the SEC to verify (i) that the warrants will not be exercised by the holders thereof in the absence of an exemption from the registration requirements of the Securities Act, (ii) that the restricted securities legend contained on the warrants will not be removed and (iii) that the Company will not register for resale the warrants under the Securities Act. The Staff has expressed concerns that a situation may arise in the future whereby the restricted securities legend contained on the warrants may be removed and, as a result, the warrant could be transferred to numerous unaccredited investors in violation of the Securities Act.

         We have advised the SEC that the Company has included a restricted securities legend on each of the warrants to ensure that the warrants will not be transferred and/or exercised in the absence of an exemption from the registration requirements of the Securities Act. In that regard, we have advised the Staff of the SEC that pursuant to Section 5.1(b) of the Purchase Agreement, the Company has the authority to require the holder of a warrant who is requesting removal of a restricted securities legend to provide the Company with a legal opinion, reasonably acceptable to the Company, to the effect that THE WARRANT AND THE SECURITIES UNDERLYING THE WARRANT are eligible for sale under Rule 144. Because a situation may arise where a warrant may be transferred by the holder to a transferee and then exercised by such transferee in the absence of an exemption from the registration requirements of the Securities Act if the warrant did not contain a restricted securities legend, we have concluded that it is not possible for anyone to provide the Company with a legal opinion that is "reasonably acceptable" to the Company to the effect that the restricted securities legend may be removed from the warrant. Clearly, there was never any intent on the part of the Company or any investor that is a party to the Purchase Agreement to allow for the resale of the warrants without the inclusion of the restricted securities legend. Consequently, please be advised that any request to remove the restricted legend from any of the warrants issued pursuant to the Purchase Agreement will not be accepted by the Company. Additionally,


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________________
______, 2008
Page 2


please be advised that pursuant to the terms of the Purchase Agreement and Registration Rights Agreement relating to your investment in the Company's preferred stock and warrants, the Company is not obligated to, and will not, register for resale under the Securities Act any of the warrants.

         Finally, please be advised that none of the foregoing will have any effect on the shares of common stock being registered with the Securities and Exchange Commission. This purpose of this letter is to simply clarify the Company's position with respect to the matters discussed above.

                                                     Very truly yours,


                                                     Richard Nance,
                                                     Chief Financial Officer